Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2020 and 2019

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents		$305,997	$396,146
Trade and other receivables	6	86,179	105,994
Inventories	7	137,289	138,820
Prepaid expenses and other current assets		11,221	12,737
Other financial assets	8	18,248	2,049
Taxes receivable		8,015	7,289
		566,949	663,035
Receivables	6	18,156	19,264
Inventories	7	17,125	19,455
Other financial assets	8	6,974	11,287
Intangibles and other assets	9	22,877	10,411
Property, plant and equipment	10	3,666,655	3,662,559
Deferred tax assets	18b	67,490	69,950
		$4,366,226	$4,455,961
Liabilities
Current liabilities
Trade and other payables		$143,441	$192,404
Taxes payable		1,304	2,146
Other liabilities	11	42,474	49,411
Other financial liabilities	12	70,123	28,076
Lease liabilities	13	31,521	32,781
Deferred revenue	15	85,041	86,933
		373,904	391,751
Other financial liabilities	12	71,709	39,784
Lease liabilities	13	41,945	49,166
Long-term debt	14	988,074	985,255
Deferred revenue	15	478,338	476,823
Provisions	16	303,827	280,850
Pension obligations	17	13,661	29,599
Other employee benefits	17	90,202	116,778
Deferred tax liabilities	18b	226,289	237,832
		2,587,949	2,607,838
Equity
Share capital	19b	1,777,340	1,777,340
Reserves		(16,158)	(24,250)
Retained earnings		17,095	95,033
		1,778,277	1,848,123
		$4,366,226	$4,455,961
Commitments (note 21)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

		Three months ended March 31,
	Note	2020	2019 (Note 22a)
Cash generated from operating activities:
Loss for the period		$(76,134)	$(13,412)
Tax recovery	18a	(5,318)	(4,696)
Items not affecting cash:
Depreciation and amortization	5b	86,857	77,681
Share-based payment (recoveries) expenses	5c	(2,713)	5,342
Finance expense, net	5e	41,695	42,450
Change in fair value of derivatives	5e	2,871	(4,602)
Inventory writedowns	7	10,375	-
Amortization of deferred revenue	15	(9,760)	(9,510)
Loss (gain) on investments	5e	3,373	(790)
Pension and other employee benefit payments, net of accruals		2,184	843
Decommissioning and restoration payments		(2,936)	-
Other and foreign exchange		(5,875)	963
Taxes paid		(2,668)	(8,585)
Operating cash flow before change in non-cash working capital		41,951	85,684
Change in non-cash working capital	22a	(32,865)	(23,984)
		9,086	61,700
Cash used in investing activities:
Acquisition of property, plant and equipment		(51,085)	(42,283)
Change in restricted cash		-	737
Net interest received		1,138	2,283
		(49,947)	(39,263)
Cash used in financing activities:
Interest paid on long-term debt		(37,375)	(37,375)
Financing costs		(3,736)	(5,474)
Lease payments		(9,017)	(7,449)
Dividends paid	19b	(1,804)	(1,955)
		(51,932)	(52,253)
Effect of movement in exchange rates on cash and cash equivalents		2,644	186
Net decrease in cash and cash equivalents		(90,149)	(29,630)
Cash and cash equivalents, beginning of the period		396,146	515,497
Cash and cash equivalents, end of the period		$305,997	$485,867
For supplemental information, see note 22.

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars)

		Three Months Ended March 31,
	Note	2020	2019
Revenue	5a	$245,105	$292,258
Cost of sales
Mine operating costs		180,657	163,316
Depreciation and amortization	5b	86,439	77,130
		267,096	240,446
Gross (loss) profit		(21,991)	51,812
Selling and administrative expenses		5,103	14,900
Exploration and evaluation expenses		5,773	5,407
Other operating expenses	5d	5,492	11,696
Results from operating activities		(38,359)	19,809
Finance income	5e	(1,106)	(2,578)
Finance expenses	5e	42,801	45,028
Other finance losses (gains)	5e	1,398	(4,533)
Net finance expense		43,093	37,917

Loss before tax		(81,452)	(18,108)
Tax recovery	18a	(5,318)	(4,696)
Loss for the period		$(76,134)	$(13,412)

Loss per share
Basic and diluted		$(0.29)	$(0.05)

Weighted average number of common shares outstanding:
Basic and diluted		261,272,151	261,272,151

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited and in thousands of US dollars)

	Three months ended March 31,
	2020	2019
Loss for the period	$(76,134)	$(13,412)

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(20,120)	3,768
	(20,120)	3,768

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	31,496	(5,719)
Tax effect	(3,284)	(640)
	28,212	(6,359)

Other comprehensive income (loss) net of tax, for the period	8,092	(2,591)

Total comprehensive loss for the period	$(68,042)	$(16,003)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856
Loss	-	-	-	-	(13,412)	(13,412)
Other comprehensive income (loss)	-	-	3,768	(6,359)	-	(2,591)
Total comprehensive income (loss)	-	-	3,768	(6,359)	(13,412)	(16,003)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,955)	(1,955)
Total contributions by and distributions to owners	-	-	-	-	(1,955)	(1,955)
Balance, March 31,2019	$1,777,340	$28,837	$(8,051)	$(64,631)	$427,403	$2,160,898
Loss	-	-	-	-	(330,398)	(330,398)
Other comprehensive income (loss)	-	-	5,452	(11,835)	-	(6,383)
Total comprehensive income (loss)	-	-	5,452	(11,835)	(330,398)	(336,781)
Dilution of Partner's investor in Rosemont	-	25,978	-	-	-	25,978
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,972)	(1,972)
Total contributions by and distributions to owners	-	-	-	-	(1,972)	(1,972)
Balance, December 31, 2019	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(76,134)	(76,134
Other comprehensive (loss) income	-	-	(20,120)	28,212	-	8,092
Total comprehensive (loss) income	-	-	(20,120)	28,212	(76,134)	(68,042)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,804)	(1,804)
Total contributions by and distributions to owners	-	-	-	-	(1,804)	(1,804)

Balance, March 31, 2020	$1,777,340	$54,815	$(22,719)	$(48,254)	$17,095	$1,778,277

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three months ended March 31, 2020 and 2019 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the "Group" or "Hudbay" and individually as "Group entities").

Wholly owned subsidiaries as at March 31, 2020 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

These interim financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities, including any current portions of liabilities in the normal course of business into the foreseeable future.

2. Basis of preparation

(a)   Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on May 14, 2020.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

(b)   COVID-19 estimation uncertainty:

At the end of 2019, a novel strain of coronavirus ("COVID-19") was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions the Group operates in. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. During the first quarter of 2020 containment measures have resulted in decreased economic activity, which has adversely affected the broader global economy.

The current and expected impacts on global commerce are anticipated to be far-reaching. To date there has been significant volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted. There is significant ongoing short to medium-term uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities the Group produces, on its suppliers, on its employees and on global financial markets. As a result, the Group may experience production below estimated levels, increased costs and significantly reduced revenue.

The Company is evaluating the potential impacts arising from COVID-19 on all aspects of its business and, in particular, those that may pertain to subsequent financial statements. Such impacts on the financial statements include possible indicators of impairment of non-financial assets from sustained low base metal prices. In addition, the valuation of inventories and receivables may be impacted by lower realizable base metal prices. Lastly, the Company will continue to evaluate the impact of changes in short-term cashflow forecasts on its liquidity position and monitor its ability to comply with its debt covenants and meet its financial obligations.

The Company acted in compliance with government-ordered shut down of non-essential businesses, resulting in operations at its Constancia mine being temporarily suspended commencing March 19, 2020. The Company has taken steps to safeguard the health of its employees while implementing measures to minimize the overall impact on its operations.

(c)   Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2019.

The following are critical and significant judgements and estimates impacting these interim financial statements that were not previously outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2019.

-  Indicators and testing of impairment (reversal of impairment) of non-financial assets (note 10) - There are a number of potential indicators that could lead to non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact the Group's overall assessment of the recoverability of non-financial assets. The business changes as a result of COVID-19 have resulted in changes to short-term mine plans from the suspension of operations at the Constancia mine which include possible deferrals of growth capital projects, changes to short term budgets, and changes to short-term commodity prices. While it was determined that the changes to the short term mine plan are insignificant and are not an indicator of impairment, there is significant judgement required in making this determination. If an impairment indicator is noted, then there are also critical estimates involved in the determination of the recoverable amount of cash generating units ("CGU"). Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group's most recent Life-of-Mine ("LOM") plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the Constancia, Manitoba and Arizona LOM plans, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the Constancia, Manitoba and Arizona LOM plans. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the Group's consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact of CGU's fair value as the assumptions are inextricably linked.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

-  Tax provisions (note 18)- Management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on the tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in the future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. As a result of COVID-19, operations at Constancia have been suspended and, following from an expected economic slowdown, short-term commodity price forecasts have declined which reduces cash flows from operations. The estimated cash flow and taxable income impacts require significant judgement. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that the assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

-  Pensions and other employee benefits (note 17) -The Group's post retirement obligations relate mainly to ongoing health care benefits plans. The Group estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, the Group considers the interest rates on corporate bonds in the respective currency with at least a AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and the Group bases future salary increases and pension increases on expected future inflation rates for the respective country. As a result of COVID-19, there were significant declines in interest rates on corporate bonds and high levels of volatility in equity and fixed income markets which rapidly changed the assumptions since the December 31, 2019 actual valuation. There is a significant level of estimation risk in these assumptions which created material changes in the valuation of the pension and other employee benefit obligations as at March 31, 2020.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

3. Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2019 and comparative periods.

4. New standards

New standards and interpretations adopted

Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 and will be treated prospectively. The Group will apply these amendments to future acquisition transactions.

5. Revenue and expenses

(a) Revenue

The Group's revenue by significant product types:

	Three months ended March 31,
	2020	2019
Copper	$139,178	$202,293
Zinc	63,554	67,206
Gold	48,498	28,484
Silver	12,050	26,618
Molybdenum	9,164	6,333
Other	902	1,065
	273,346	331,999
Variable consideration adjustments [1]	(2,813)	(16,295)
Pricing and volume adjustments [2]	(9,733)	(3,303)
	260,800	312,401
Treatment and refining charges	(15,695)	(20,143)
	$245,105	$292,258
[1]See note 15.

[2]Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended March 31,
	2020	2019
Cost of sales	$86,439	$77,130
Selling and administrative expenses	418	551
	$86,857	$77,681

(c) Share-based payment (recoveries) expenses

Share-based payment (recoveries) expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based payment expense
	RSUs	DSUs
Three months ended March 31, 2020
Cost of sales	$(215)	$-	$(215)
Selling and administrative	(879)	(1,534)	(2,413)
Other operating	(85)	-	(85)
	$(1,179)	$(1,534)	$(2,713)
Three months ended March 31, 2019
Cost of sales	$426	$-	$426
Selling and administrative	2,192	2,473	4,665
Other operating	251	-	251
	$2,869	$2,473	$5,342

(d) Other operating expenses

	Three months ended March 31,
	2020	2019
Regional costs	$885	$1,216
Pampacancha delivery obligation	-	7,499
Loss on disposal	2,400	962
Allocation of community costs	728	-
Other	1,479	2,019
	$5,492	$11,696

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

During the first quarter of 2019, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals ("Wheaton") as a result of the Group's expectation that mining at the Pampacancha deposit will not begin until 2020. The obligation is to be paid in four quarterly installments, with the first payment having been paid in March 2020.

(e) Finance income and expenses

	Three months ended March 31,
	2020	2019
Finance income	$(1,106)	$(2,578)
Finance expenses
Interest expense on long-term debt	19,635	19,530
Accretion on community agreements measured at amortized cost	1,121	300
Finance costs on deferred revenue (note 15)	16,299	21,968
Unwinding of discounts on provisions	1,350	1,184
Withholding taxes	1,893	2,190
Other finance expense	2,503	3,152
	42,801	48,324
Interest capitalized	-	(3,296)
	42,801	45,028
Other finance losses (gains)
Net foreign exchange (gains) losses	(4,846)	859
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Embedded derivatives	2,871	(4,602)
Investments	3,373	(790)
	1,398	(4,533)
Net finance expense	$43,093	$37,917

Until October 1, 2019, interest expense related to certain long-term debt had been capitalized to the Rosemont project. Following the Court ruling to vacate and remand the U.S. Forest Service's issuance of the Final Record of Decision for the Rosemont project during the third quarter of 2019, the Group ceased capitalization effective October 1, 2019. The capitalization of this interest expense will resume upon the reinstatement of permits and will continue from that point until commercial production is reached.

Other finance expense relates primarily to fees on the Group's revolving credit facilities and capitalized leases.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

6. Trade and other receivables

	Mar. 31, 2020	Dec. 31, 2019
Current
Trade receivables	$57,438	$87,332
Statutory receivables	23,995	16,543
Other receivables	4,746	2,119
	86,179	105,994
Non-current
Taxes receivable	16,696	17,669
Other receivables	1,460	1,595
	18,156	19,264
	$104,335	$125,258

7. Inventories

	Mar. 31, 2020	Dec. 31, 2019
Current
Stockpile	$14,005	$10,396
Work in progress	8,241	14,420
Finished goods	60,655	62,230
Materials and supplies	54,388	51,774
	137,289	138,820
Non-current
Stockpile	12,582	14,626
Materials and supplies	4,543	4,829
	17,125	19,455
	$154,414	$158,275

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $229,193 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $214,514).

As a result of the state of emergency declared by the Peruvian government in response to the COVID-19 pandemic during the first quarter of 2020, Constancia underwent a temporary and orderly suspension of operations. Fixed overhead costs incurred during the temporary suspension of operations commencing March 19, 2020 through to March 31, 2020 amounted to $6,310 and were recognized directly to cost of sales.

During the three months ended March 31, 2020, the Group recognized an expense of $10,375 in cost of sales related to write-downs of the carrying value of copper concentrate inventories to net realizable value. There were no write-downs in the three months ended March 31, 2019.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

8. Other financial assets

	Mar. 31, 2020	Dec. 31, 2019
Current
Derivative assets	$17,911	$1,712
Restricted cash	337	337
	18,248	2,049

Non-current
Investments at fair value through profit or loss	6,974	11,287
	$25,222	$13,336

The change in the Group's non-hedge derivative assets (Note 20b) is attributed to sharp declines in copper prices in the first quarter of 2020.

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

9. Intangibles and other assets

Intangibles and other assets of $22,877 includes $18,122 of other assets (December 31, 2019 - $5,384) and $4,755 of intangibles (December 31, 2019 - $5,027).

Other assets represent the carrying value of certain future community costs. The liability remaining for these agreements is recorded in Other financial liabilities at amortized cost (note 12).  Amortization of the carrying amount is recorded in the consolidated income statements within other operating expenses (note 5d). The increase in other assets during the three months ended March 31, 2020 primarily relate to amendments to the original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

10. Property, plant and equipment

Mar. 31, 2020	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$68,702	$-	$68,702
Capital works in progress	709,491	-	709,491
Mining properties	2,169,723	(948,051)	1,221,672
Plant and equipment	2,652,467	(1,071,456)	1,581,011
Plant and equipment-ROU Assets[1]	199,821	(114,042)	85,779
	$5,800,204	$(2,133,549	$3,666,655

Dec. 31, 2019	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$69,903	$-	$69,903
Capital works in progress	733,874	-	733,874
Mining properties	2,146,583	(963,530)	1,183,053
Plant and equipment	2,653,752	(1,069,687)	1,584,065
Plant and equipment-ROU Assets[1]	201,972	(110,308)	91,664
	$5,806,084	$(2,143,525)	$3,662,559
[1] Includes $4,316 of Capital works in progress - ROU assets related to the Arizona Business unit (December 31, 2019 - $4,481)

For the three months ended March 31, 2020, the movement in property, plant and equipment was negatively impacted by effects of movements in exchange rates in the amount of $159,927, which was offset by fixed asset and construction in progress asset additions of $115,986 and increases in decommissioning and restoration assets of $41,759 (producing assets) as a result of lower discount rates.

As a result of the temporary suspension of mining and production activities at Constancia, the Group has reviewed its depreciation methods and remaining useful lives. No changes in depreciation or useful lives were noted.

11. Other liabilities

	Mar. 31, 2020	Dec. 31, 2019
Current
Provisions (note 16)	$25,661	$33,575
Pension liability	12,020	12,015
Other employee benefits	2,858	2,806
Unearned revenue	1,935	1,015
	$42,474	$49,411

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

12. Other financial liabilities

	Mar. 31, 2020	Dec. 31, 2019
Current
Derivative liabilities	$3,512	$10,295
Other financial liabilities at amortized cost	59,452	8,707
Embedded derivatives (note 20c)	7,159	9,074
	70,123	28,076

Non-current
Deferred Rosemont acquisition consideration	24,850	24,491
Other financial liabilities at amortized cost	46,859	15,293
	71,709	39,784
	$141,832	$67,860

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded in other finance (gain) loss.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The increase in other financial liabilities at amortized cost during the three months ended March 31, 2020 primarily relates to changes in estimated community payments arising from the execution of the Pampacancha surface rights agreement.

Balance, January 1, 2019	$21,361
Net additions	7,369
Disbursements	(6,351)
Accretion	1,222
Effects of changes in foreign exchange	399
Balance, December 31, 2019	24,000
Net additions	83,214
Disbursements	(1,430)
Accretion	1,121
Effects of changes in foreign exchange	(594)
Balance, March 31, 2020	$106,311

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

13. Lease Liability

	Mar. 31, 2020	Dec. 31, 2019
Total minimum lease payments - lease liabilities	$77,949	$88,096
Effect of discounting	(4,483)	(6,149)
Present value of minimum lease payments	73,466	81,947
Less: current portion	(31,521)	(32,781)
	$41,945	$49,166

Minimum payments under leases:
Less than 12 months	$33,761	$27,557
13 - 36 months	38,579	48,503
37 - 60 months	2,623	7,798
More than 60 months	2,986	4,238
	$77,949	$88,096

The Group has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have implicit interest rates between 1.95% to 5.13%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease. For certain leases, the Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as a ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on the Group by entering into these leases.

The following outlines expenses recognized within the Company's consolidated income statement for the periods ended March 31, 2020, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2020	2019
Short-term leases	$12,697	$11,742
Low value leases	80	39
Variable leases	10,531	12,019
Total	$23,308	$23,800

Payments made for short term, low value and variable leases would mostly be captured as expenses in the consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

For the Company, the incremental borrowing rate utilized for new leases effective January 1, 2020 was re-considered given the lower interest rates associated with COVID-19 and the impact of the new lower rates was deemed insignificant given the small number of new leases. In addition, there were no lease modifications as a result of the COVID-19 pandemic and adjustments to expected lease terms to both significant short term and capitalized leases were considered and no material changes were noted.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

14. Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2020	Dec. 31, 2019
Senior unsecured notes (a)	$994,451	$991,558
Less: Unamortized transaction costs - revolving credit facilities (b)	(6,377)	(6,303)
	988,074	985,255

(a) Senior unsecured notes

Balance, January 1, 2019	$989,306
Change in fair value of embedded derivative (prepayment option)	1,079
Accretion of transaction costs and premiums	1,173
Balance, December 31, 2019	$991,558
Change in fair value of embedded derivative (prepayment option)	2,585
Accretion of transaction costs and premiums	308
Balance, March 31, 2020	$994,451

The $1,000,000 aggregate principal amount of senior notes are comprised of two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Group's revolving credit facilities are secured against substantially all of the Group's assets, other than those associated with the Arizona business unit.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2019	$8,276
Accretion of transaction costs	(2,342)
Transaction costs	369
Balance, December 31, 2019	$6,303
Accretion of transaction costs	(639)
Transaction costs	713
Balance, March 31, 2020	$6,377

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

As at March 31, 2020, the Arizona business unit had $8,591 in surety bonds and the Peru business unit had $20,000 in surety bonds, issued to support future reclamation and closure obligations. In addition, the Peru business unit had $24,795 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $79,353 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. The Peru business unit also had $45,000 in letters of credit issued with various Peruvian financial institutions.

No cash collateral is required to be posted under these letters of credit or surety bonds.

15.    Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia life-of-mine plans. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. The Group's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

The Group expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

As part of the streaming agreement with Wheaton for the 777 mine, the Group must repay, with precious metals credits, the legal deposit provided by Wheaton by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metals prices, there is a possibility that an amount of Wheaton's legal deposit may not be repaid by means of 777 mine's precious metals credits over its expected remaining mine life. As at March 31, 2020, this prepayment amount does not meet the definition of a financial liability. The Group incorporates the possibility of repayment as part of its assessment of variable consideration in recognizing the amount of deferred revenue to recognize in income.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

The following table summarizes changes in deferred revenue:

Balance, January 1, 2019	$566,078
Amortization of deferred revenue
Liability drawdown	(92,398)
Variable consideration adjustment	16,295
Finance costs
Current year additions	63,725
Variable consideration adjustment	6,047
Effects of changes in foreign exchange	4,009
Balance, December 31, 2019	$563,756
Amortization of deferred revenue
Liability drawdown	(12,573)
Variable consideration adjustment	2,813
Finance costs (note 5e)
Current year additions	15,339
Variable consideration adjustment	960
Effects of changes in foreign exchange	(6,916)
Balance, March 31, 2020	$563,379

Consideration from the Company's stream agreement is considered variable. Gold and silver revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's reserve and resource estimate in the first quarter of 2020, the amortization rate by which deferred revenue is drawn down into income is adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in a revenue reversal of $2,813 and finance expense of $960.

During the year ended December 31, 2019, and first quarter of 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's reserve and resource estimates.

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Mar. 31, 2020	Dec. 31, 2019
Current	$85,041	$86,933
Non-current	478,338	476,823
	$563,379	$563,756

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

16. Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2020	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 11)	$22,162	$1,800	$870	$829	$25,661
Non-current	302,085	-	398	1,344	303,827
	$324,247	$1,800	$1,268	$2,173	$329,488

Dec. 31, 2019	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 11)	$23,621	$3,876	$4,468	$1,610	$33,575
Non-current	278,495	-	1,009	1,346	280,850
	$302,116	$3,876	$5,477	$2,956	$314,425

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. During the first quarter of 2020, the liabilities increased by $22,131. This was mainly the result of lower discount rates associated with discounting the provisions increasing the liabilities by $42,171, which was partially offset by a weaker Canadian dollar impacting the liabilities of the Manitoba segment by $18,535.

During the first quarter of 2020, the carrying amount of the outstanding liability related to the restricted share unit and deferred share unit plans decreased by $4,209 and $2,076, respectively, primarily as a result of the revaluation of previously issued shares to lower share prices during the first quarter of 2020. The restricted share unit liabilities were also impacted by payments made on vested shares.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

17. Pension and other employee benefits

Pension obligations

The Group uses a December 31 measurement date for all of its plans. As at March 31, 2020, the discount rate applied to most recent actuarial valuation increased to 4.04% compared to the December 31, 2019 discount rate of 3.08%, reflecting higher corporate bond yields utilized for discounting pension liabilities. The significant increase in the discount rate has resulted in a significant decline in the defined benefit pension obligation offset partially by decreases in plan assets.

Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. As at March 31, 2020, the discount rate applied to the most recent actuarial valuation increased to 4.26% compared to the December 31, 2019 discount rate of 3.17%, reflecting higher corporate bond yields utilized for discounting other employee benefit liabilities. The significant increase in the discount rate has resulted in a significant decline in the long-term employee benefit plans and non-pension post-employment benefit plans obligation.

18. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Three months ended March 31,
	2020	2019
Current:
Income taxes	$13	$7,074
Mining taxes	(17)	(1,335)
Adjustments in respect of prior years	(349)	(1,065)
	(353)	4,674
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(4,190)	(12,172)
Mining tax (recoveries) expenses - origination, revaluation and/or reversal of temporary difference	(1,161)	3,009
Adjustments in respect of prior years	386	(207)
	(4,965)	(9,370)
	$(5,318)	$(4,696)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

(b) Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Mar. 31, 2020	Dec. 31, 2019
Deferred income tax asset	$67,490	$69,950)

Deferred income tax liability	(216,932)	(233,218)
Deferred mining tax liability	(9,357)	(4,614)
	(226,289)	(237,832)
Net deferred tax liability balance, end of period	$(158,799)	$(167,882)

(c) Changes in deferred tax assets and liabilities:

	Three months ended March 31, 2020	Year ended Dec. 31, 2019
Net deferred tax liability balance, beginning of year	$(167,882)	$(308,577)
Deferred tax recovery	4,965	144,865
OCI transactions	(3,284)	1,878
Foreign currency translation on the deferred tax liability	7,402	(6,048)
Net deferred tax liability balance, end of period	$(158,799)	$(167,882)

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value

(b) Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Three Months Ended March 31, 2020		Year ended Dec. 31, 2019
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,272,151	$1,777,340	261,272,151	$1,777,340

Balance, end of period	261,272,151	$1,777,340	261,272,151	$1,777,340

During the three months ended March 31, 2020, the Company paid $1,804 in dividends on March 27, 2020 to shareholders of record as of March 10, 2020. During the three months ended March 31, 2019, the Company paid $1,955 in dividends on March 29, 2019 to shareholders of record as of March 8, 2019.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

20. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Mar. 31, 2020		Dec. 31, 2019
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$305,997	$305,997	$396,146	$396,146
Restricted cash[1]	337	337	337	337
Fair value through profit or loss
Trade and other receivables1, [2]	63,644	63,644	91,046	91,046
Non-hedge derivative assets[3]	17,911	17,911	1,712	1,712
Prepayment option - embedded derivatives[7]	-	-	2,585	2,585
Investments at FVTPL[4]	6,974	6,974	11,287	11,287
Total financial assets	394,863	394,863	503,113	503,113
Financial liabilities at amortized cost
Trade and other payables1, [2]	133,196	133,196	184,604	184,604
Deferred Rosemont acquisition consideration[8]	24,850	24,850	24,491	24,491
Other financial liabilities[5]	81,843	106,311	21,338	24,000
Senior unsecured notes[6]	829,014	994,451	1,050,126	994,143
Fair value through profit or loss
Embedded derivatives[3]	7,159	7,159	9,074	9,074
Non-hedge derivative liabilities[3]	3,512	3,512	10,295	10,295
Total financial liabilities	1,079,574	1,269,479	1,299,928	1,246,607
Net financial liability	$(684,711)	$(874,616)	$(796,815)	$(743,494)
[1]Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2]Excludes tax and other statutory amounts.
[3]Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[4]All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[5]These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[6]Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.
[7]Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
[8]Discounted value based on a risk adjusted discount rate.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-  Level 1: Quoted prices in active markets for identical assets or liabilities;

-  Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

-  Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$17,911	$-	$17,911
Investments at FVTPL	6,974	-	-	6,974
	$6,974	$17,911	$-	$24,885
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$7,159	$-	$7,159
Non-hedge derivatives	-	3,512	-	3,512
	$-	$10,671	$-	$10,671

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,712	$-	$1,712
Investments at FVTPL	11,287	-	-	11,287
Prepayment option embedded derivative	-	2,585	-	2,585
	$11,287	$4,297	$-	$15,584
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$9,074	$-	$9,074
Non-hedge derivatives	-	10,295	-	10,295
	$-	$19,369	$-	$19,369

The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2020 and 2019 the Group did not make any transfers.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2020, the Group had 24,500 tonnes of net copper swaps outstanding at an effective average price of $2.55/lb and settling across April to August 2020. As at December 31, 2019, the Group had 30,000 tonnes of net copper swaps outstanding at an effective average price of $2.67/lb and settling across January to April 2020. The aggregate fair value of the transactions at March 31, 2020 was an asset position of $16,730 (December 31, 2019 was a liability position of $8,362).

Transactions involving derivatives are with large multi-national financial institutions that the Group believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2020, the Group held contracts for forward zinc purchased of 9,254 tonnes (December 31, 2019 - 5,755 tonnes) that related to forward customer sales of zinc. Prices range from $0.84/lb to $1.09/lb (December 31, 2019 - $1.00/lb to $1.15/lb) and settlement dates extend to January 2021. The aggregate fair value of the transactions at March 31, 2020 was a net liability position of $2,331 (December 31, 2019 - a net liability position of $221).

(c) Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

As at March 31, 2020 and 2019, the Group's net position consisted of contracts awaiting final pricing which are as indicated below:

		Sales awaiting final pricing		Average YTD price ($/unit)
Metal in concentrate	Unit	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2020	Dec. 31, 2019
Copper	tonnes	25,097	33,102	2.24	2.80
Zinc	tonnes	-	-	-	-
Gold	oz	18,167	16,152	1,582	1,522
Silver	oz	122,542	124,371	14.13	17.86

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at March 31, 2020, was a liability position of $21,197 (December 31, 2019 - an asset position of $10,165).

Prepayment option embedded derivative

The senior unsecured notes (note 14) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at March 31, 2020 was nil (December 31, 2019 - an asset of $2,585).

Pampacancha delivery obligation-embedded derivative

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined until 2020 (note 12). The fair value of the embedded derivative at March 31, 2020 was a liability of $7,159 (December 31, 2019 - a liability of $9,074).

21. Commitments and contingencies

Capital commitments

As at March 31, 2020, the Group had outstanding capital commitments in Canada of approximately $18,319 of which $12,982 can be terminated, approximately $34,422 in Peru, all of which can be terminated, and approximately $178,870 in Arizona, primarily related to the Rosemont project, of which approximately $87,888 can be terminated by the Group.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

22. Supplementary cash flow information

(a) Change in non-cash working capital:

	Three months ended March 31, 2020
	2020	2019
Change in:
Trade and other receivables	$13,086	$(7,526)
Other financial assets/liabilities	(22,858)	10,654
Inventories	(7,284)	(20,041)
Prepaid expenses	962	(1,507)
Trade and other payables	(16,835)	(5,811)
Provisions and other liabilities	64	247
	$(32,865	$(23,984)

The Group has retroactively changed its presentation of changes in taxes payable/receivable in the statements of cash flows to report all changes in taxes payable/receivable within the operating cash flow before changes in non-cash working capital. There is no net impact to cash flows from operating activities. All comparative periods have been revised.

(b) Non-cash transactions:

During the three months ended March 31, 2020, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

-  Remeasurement of the Group's decommissioning and restoration liabilities for the three months ended March 31, 2020 led to a net increase in related property, plant and equipment assets of $41,759 (three months ended March 31, 2019 - increase of $13,705) related to lower discount rates associated with remeasurement of the liabilities.

-  Property, plant and equipment included $2,421 (three months ended March 31, 2019 - $2,543) of net additions related to capital additions due to the recognition of ROU assets.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

23. Segmented information

Corporate and other activities include the Group's exploration activities in Chile, Canada and the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended March 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$123,833	$121,272	$-	$-	$245,105
Cost of sales
Mine operating costs	93,844	86,813	-	-	180,657
Depreciation and amortization	39,197	47,242	-	-	86,439
Gross profit	(9,208)	(12,783)	-	-	(21,991)
Selling and administrative expenses	-	-	-	5,103	5,103
Exploration and evaluation	3,846	1,744	-	183	5,773
Other operating expense	3,378	1,464	110	540	5,492
Results from operating activities	$(16,432)	$(15,991)	$(110)	$(5,826)	$(38,359)
Finance income					(1,106)
Finance expenses					42,801
Other finance loss					1,398
Loss before tax					(81,452)
Tax recovery					(5,318)
Loss for the period					$(76,134)

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

Three months ended March 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$107,132	$185,126	$-	$-	$292,258
Cost of sales
Mine operating costs	85,121	78,195	-	-	163,316
Depreciation and amortization	27,814	49,316	-	-	77,130
Gross profit	(5,803)	57,615	-	-	51,812
Selling and administrative expenses	-	-	-	14,900	14,900
Exploration and evaluation	3,822	893	-	692	5,407
Other operating expenses	2,182	8,715	162	637	11,696
Results from operating activities	$(11,807)	$48,007	$(162)	$(16,229)	$19,809
Finance income					(2,578)
Finance expenses					45,028
Other finance gain					(4,533)
Loss before tax					(18,108)
Tax recovery					(4,696)
Loss for the period					$(13,412)

March 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$750,880	$2,573,252	$704,005	$338,089	$4,366,226
Total liabilities	506,422	983,574	76,979	1,020,974	2,587,949
Property, plant and equipment[1]	629,530	2,309,561	695,055	32,509	3,666,655

[1] Included in Corporate and other activities are $27,273 of property, plant and equipment that is located in Nevada.

December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$774,800	$2,556,895	$700,799	$423,467	$4,455,961
Total liabilities	551,171	926,642	78,988	1,051,037	2,607,838
Property, plant and equipment[1]	684,679	2,253,404	691,538	32,938	3,662,559

[1] Included in Corporate and other activities are $27,273 of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2020 and 2019

24. Events after the reporting period

 Amendment to Pampacancha target date with Wheaton

On April 20, 2020, the Company executed an amendment to the Constancia precious metals streaming agreement with Wheaton whereby both parties have agreed to extend the target date for mining four million tonnes of ore from the Pampacancha deposit, and the associated trigger for the delivery of additional gold ounces, by six months to June 30, 2021. This Pampacancha target date extension was agreed to by Wheaton in light of the current state of emergency in Peru and the potential for development timelines to be delayed.

 Execution of Gold Forward Sale Transaction

 On May 7, 2020, the Company announced a gold forward sale transaction with a syndicate of its existing lenders whereby the Company received an upfront payment of $115 million in exchange for an agreement to deliver 79,954 ounces of gold in 2022 and 2023 based on gold forward curve prices averaging approximately $1,682 per ounce.

 Constancia Shutdown and COVID-19 Impacts

In response to COVID-19, the Peruvian government declared a state of emergency on March 15, 2020 requiring the suspension of non-essential businesses. This resulted in a temporary shutdown of the Constancia mining operations through to the date of this report. The state of emergency has since been extended to May 24, 2020, however, the government of Peru has permitted a number of activities to resume operations in four phases, with certain mining operations commencing mid-May as part of the first phase.

The Company has submitted a reopening plan as part of phase one with Peru's Ministry of Energy and Mines for a safe and orderly restart of operations at Constancia. Included in the reopening plan are measures the Company intends to undertake to minimize the risk of COVID-19 infections at site. On May 14, Constancia received recognition and approval from Peru's Ministry of Energy and Mines for its restart protocols and is planning to ramp up operations over the next week. The Constancia mill is currently performing testing of major equipment as part of its restart and ramp-up procedures.